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Pernod Ricard 02 JUN 12 AM 11:38

02034811

SUPPL

Pernod Ricard Annual Meeting:

Patrick Ricard confirms target of doubling operating profit from spirits and wine in 2002

Paris, 31 May 2002 - The annual meeting of Pernod Ricard shareholders has approved the accounts for the financial year and voted to pay a dividend of € 1.80, plus a dividend tax credit of € 0.90 per share, giving an overall yield of € 2.70. The payment date is 11 June 2002. The annual meeting also ratified the appointment of a new non-executive director, Jean-Jacques Laffont, economist and university professor.

During the meeting Chairman and CEO Patrick Ricard confirmed that the target for 2002 was to increase the Group's spirits and wine sales by 90% and to double operating profit from this business. Overall this will result in earnings per share of € 6.40 (excluding extraordinary items and goodwill amortization and after allowing for the dilution effect of the convertible bond).

Patrick Ricard said, *"This year debt reduction is our main objective and at this stage we are well ahead of schedule to achieve this target"*.

For further information,please contact

Alain-Serge Delaitte/Corporate Communications	*(33 1) 40 76 77 12*
Patrick de Borredon/ Investor Relations	*(33 1) 40 76 77 33*
Barbara M. Burns/New York	*(212) 486 1140*

dlw 6/18